Sun Life Financial Inc.

Form of Shareholder Proxy for the May 6, 2026 Annual and Special Meeting

Sun Life

Please clearly print your name and address below:

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Shareholder Account Number:

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Your Shareholder Account Number can be located on your dividend cheque, share certificate or Direct Registration System ("DRS") statement.

The UNDERSIGNED common shareholder of **Sun Life Financial Inc.** (the "Company") appoints **Scott F. Powers, Chair of the Board,** or failing him, **Stephanie L. Coyles, Chair of the Governance Committee**, or failing her, a director of the Company appointed by the directors present at the meeting, or instead of the foregoing, ______________________________ (see Note c) on the next page) as their proxyholder to attend, vote and act on their behalf at the Annual and Special Meeting of the Company to be held on Wednesday, May 6, 2026 and at any continuation of the meeting after any adjournment or postponement, to the same extent and with the same powers as if the undersigned were personally present.

The completed proxy form must be received by TSX Trust Company no later than 5:00 pm (Toronto time) on Monday, May 4, 2026 or, in the case of an adjournment or postponement of the meeting, by no later than 5:00 pm (Toronto time) on the date that is two business days before the meeting is reconvened.

More details can be found in the Management Information Circular of the Company dated March 13, 2026.

The directors and management recommend common shareholders vote **FOR** the matters below. The designated proxyholders intend to vote **FOR** the matters below:

1. Election of Directors	01 Deepak Chopra	☐ For ☐ Withhold	08 Helen M. Mallovy Hicks	☐ For ☐ Withhold
	02 Stephanie L. Coyles	☐ For ☐ Withhold	09 Marcia Moffat	☐ For ☐ Withhold
	03 Patrick P. F. Cronin	☐ For ☐ Withhold	10 Marie-Lucie Morin	☐ For ☐ Withhold
	04 Ashok K. Gupta	☐ For ☐ Withhold	11 Joseph M. Natale	☐ For ☐ Withhold
	05 David H. Y. Ho	☐ For ☐ Withhold	12 Scott F. Powers	☐ For ☐ Withhold
	06 Laurie G. Hylton	☐ For ☐ Withhold	13 Kevin D. Strain	☐ For ☐ Withhold
	07 Stacey A. Madge	☐ For ☐ Withhold		

2. Appointment of Deloitte LLP as Auditor ☐ For ☐ Withhold

3. Non-Binding Advisory Vote on Approach to Executive Compensation ☐ For ☐ Against

4. Amendments to Sun Life's Executive Stock Option Plan ☐ For ☐ Against

Your Signature(s) *(all common shareholders named on proxy must sign)*	**Date** *(yyyy-mm-dd)*
X	– –

If you have questions regarding this proxy, please refer to the Voting section of the Management Information Circular.

Notes to the Form of Proxy

This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual and Special Meeting on May 6, 2026, and any continuation of the Annual and Special Meeting after any adjournment or postponement thereof.

a) If the common shareholder intends to vote by proxy, they must sign and date this proxy form. If the common shareholder is a corporation, it must be signed by an authorized signing officer whose title should be provided.

b) If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c) **A common shareholder has the right to appoint an alternate person or company by inserting the person or company's name in paragraph one of this proxy.** In addition, if your proxyholder wants to attend the meeting and vote your shares virtually, you or your proxyholder must obtain a new control number by calling 1 (866) 751-6315 (within North America) or 1 (416) 682-3860 (outside of North America) or by completing an online form at: tsxtrust.com/control-number-request by 5:00 pm (Toronto time) on Monday, May 4, 2026 from the Company's transfer agent and registrar, TSX Trust Company (TSX Trust). This new control number will allow your proxyholder to vote at the meeting. Without this new control number, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

d) Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxyholder reserves the right to vote for another nominee in their discretion unless the proxyholder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

e) This form of proxy confers discretionary authority upon the proxyholder with respect to matters that may properly come before the meeting, including any amendments or variations to matters identified in the Notice of Meeting, to the extent permitted by law, whether the amendment, variation or other matter is routine or contested.

f) This proxy must be delivered in accordance with the provisions, including voting restrictions, set out in the Management Information Circular dated March 13, 2026.

g) An undated proxy is deemed to be dated on the day it was received by TSX Trust.

Instructions for Submitting Your Proxy

By Mail: Mark, sign, date and return to TSX Trust Company, Attention: Proxy Department, PO Box 721, Agincourt, Ontario, Canada M1S 0A1.

By Email: Mark, sign, date, scan and email both pages to proxyvote@tmx.com.

By Internet: Go to meeting-vote.com. You will need your control number provided in the email notification you received.

By Telephone: From Canada or the United States only, call 1 (888) 489-7352 (English and French). You will need your control number provided in the email notification you received.

THIS IS THE END OF THE PROXY FORM FOR THE 2026 ANNUAL AND SPECIAL MEETING.

Electronic Delivery of Documents

We are permitted to deliver our Management Information Circular and management's discussion and analysis to you through notice-and-access as described in the Circular. If you wish to receive other materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information by email, you can provide your consent on-line at: tsxtrust.com/SL/GoDigital or by checking the box and providing your email address below. We encourage you to take advantage of this service.

GO DIGITAL! Sign up for our electronic delivery service.

You may change your instructions at any time by writing to the Company's transfer agent, TSX Trust, at sunlifeinquiries@tmx.com. Please provide your instructions along with your name, address and Shareholder Account Number which can be found on your dividend cheque, share certificate or Direct Registration System ("DRS") statement.

To: TSX Trust

☐ I wish to receive materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information required to be sent to shareholders, electronically.

My email address is: ______________________________

The *Insurance Companies Act* (Canada) provides that you may also decline to receive annual financial statements, by mail or electronically, by providing written instructions. Please check the box below if you **do not** wish to receive future annual financial statements. If you do not provide instructions below, the annual financial statements **will** be sent to you.

☐ I do not wish to receive annual financial statements.

Shareholder's name and account number *(please insert the full name of all common shareholders and the Shareholder Account Number)*	
Your signature(s) *(all common shareholders named on proxy must sign)* X	**Date** *(yyyy-mm-dd)* – –

Sun Life

Notice of our 2026 annual and special meeting

You are invited to our annual and special meeting of common shareholders:

When:	Wednesday, May 6, 2026 at 5:00 pm (Toronto time)
Where:	**Online** Via live webcast at meetings.lumiconnect.com/400-804-248-487 Password: "sunlife2026" (case sensitive) **In Person** 1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada Please visit our website at sunlife.com/2026agm in advance of the meeting for the most current information about attending the meeting.

What the meeting will cover

1. Receipt of the 2025 consolidated financial statements
2. Election of the directors
3. Appointment of the auditor
4. A non-binding advisory vote on our approach to executive compensation
5. Amendments to Sun Life's Executive Stock Option Plan
6. Consideration of other business that may properly be brought before the meeting.

A total of 554,013,029 votes are eligible to be cast at the meeting.

The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time.

The attached Circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 13, 2026 (the record date). It includes important information about what the meeting will cover, who can vote and how to vote.

The Board of Directors has approved the contents of this circular and has authorized us to send it to you.

Troy Krushel
Vice-President, Associate General Counsel & Corporate Secretary

Toronto, Ontario
March 13, 2026